From:	Griffith, Robert
Sent:	Tuesday, May 26, 2009 3:59 PM
To:	‘minored@sec.gov’
Cc:	Shapiro, Adam
Subject:	RE: Western Asset Investment Grade Defined Opportunity: SEC Response Letter

Attached is a PDF of the response letter.  Let me know if you need anything else.

Best regards,

Rob

From:	Griffith, Robert
Sent:	Tuesday, May 26, 2009 3:34 PM
To:	‘minored@sec.gov’
Cc:	Cogan, Sarah E; Shapiro, Adam; ‘Renahan, William’
Subject:	Western Asset Investment Grade Defined Opportunity: SEC Response Letter

<< File: IGI Cumulative Marked Proof.pdf >>  << File: 11627744_8 (2).DOC >>

On behalf of Western Asset Investment Grade Defined Opportunity Trust Inc. (the “Fund”), we hereby submit for your review a proposed draft of Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on April 24, 2009, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  An electronic version of this letter and the proposed draft of Amendment No. 1 have been filed concurrently with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing responses to the comments contained in the comment letter of the Staff of the Commission to the Fund, dated May 22, 2009, relating to the Registration Statement.

Per your request I have attached printer’s proof of the prospectus marked to show all changes since the initial filing on April 24, 2009.  The attached conforms the prospectus filed in the Registration Statement via EDGAR this afternoon.

As discussed we must file the preliminary prospectus and begin printing on Friday, March 29th in order maintain Citi in the syndicate.  If there is anything else I can do to facilitate your review, please let me know.

We sincerely appreciate you assistance in this process.

Best regards,

Robert Griffith
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Tel: (212) 455-3551
Fax: (212) 455-2502
rgriffith@stblaw.com

Celebrating  125 YEARS  1884 – 2009

Confidentiality Note:  The information contained in this email message and any attachments is legally privileged and confidential information intended only for the use of the individual or entity to whom it is addressed.  If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution or copy of this message or its attachments is strictly prohibited.  If you have received this email in error, please immediately notify us by telephone, fax, or email and delete the message.  Thank you.

Please consider the environment before printing this email.

From:	Griffith, Robert
Sent:	Tuesday, May 26, 2009 3:34 PM
To:	‘minored@sec.gov’
Cc:	Cogan, Sarah E; Shapiro, Adam; ‘Renahan, William’
Subject:	Western Asset Investment Grade Defined Opportunity: SEC Response Letter

On behalf of Western Asset Investment Grade Defined Opportunity Trust Inc. (the “Fund”), we hereby submit for your review a proposed draft of Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on April 24, 2009, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  An electronic version of this letter and the proposed draft of Amendment No. 1 have been filed concurrently with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing responses to the comments contained in the comment letter of the Staff of the Commission to the Fund, dated May 22, 2009, relating to the Registration Statement.

Per your request I have attached printer’s proof of the prospectus marked to show all changes since the initial flinging on April 24, 2009.  The attached conforms the prospectus filed in the Registration Statement via EDGAR this afternoon.

As discussed we must file the preliminary prospectus and begin printing on Friday, March 29th in order maintain Citi in the syndicate.  If there is anything else I can do to facilitate your review, please let me know.

We sincerely appreciate you assistance in this process.

Best regards,

Robert Griffith
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Tel: (212) 455-3551
Fax: (212) 455-2502
rgriffith@stblaw.com

Celebrating  125 YEARS  1884 – 2009

Confidentiality Note:  The information contained in this email message and any attachments is legally privileged and confidential information intended only for the use of the individual or entity to whom it is addressed.  If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution or copy of this message or its attachments is strictly prohibited.  If you have received this email in error, please immediately notify us by telephone, fax, or email and delete the message.  Thank you.

Please consider the environment before printing this email.

From:	Griffith, Robert
Sent:	Wednesday, May 27, 2009 12:07 PM
To:	‘minored@sec.gov’
Cc:	Cogan, Sarah E; Shapiro, Adam; ‘Renahan, William’
Subject:	RE: Western Asset Investment Grade Defined Opportunity: SEC Response Letter

Dominic:

Per your request, I have attached a PDF of the Edgarized SAI that was filed yesterday as correspondence.

We sincerely appreciate you assistance, and we look forward to speaking with you.

Best regards,

Robert Griffith
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Tel: (212) 455-3551
Fax: (212) 455-2502
rgriffith@stblaw.com

Celebrating  125 YEARS  1884 – 2009

Confidentiality Note:  The information contained in this email message and any attachments is legally privileged and confidential information intended only for the use of the individual or entity to whom it is addressed.  If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution or copy of this message or its attachments is strictly prohibited.  If you have received this email in error, please immediately notify us by telephone, fax, or email and delete the message.  Thank you.

Please consider the environment before printing this email.

From:	Griffith, Robert
Sent:	Friday, May 29, 2009 1:52 PM
To:	‘minored@sec.gov’; ‘pfordter@sec.gov’
Cc:	‘Renahan, William’; Cogan, Sarah E; Shapiro, Adam
Subject:	RE: IGI Disclosure Discussion

Pursuant to our discussion I have attached revised disclosure for the cover of IGI for your review.  I have also pasted the same in the email below for your convenience.

Please give me a call and let me know if we can proceed on the basis of this disclosure.

Many thanks,

Rob

The Fund. Western Asset Investment Grade Defined Opportunity Trust Inc. (the “Fund”) is a newly organized, non-diversified, closed-end management investment company.

Investment Objectives. The Fund’s primary investment objective is to provide current income and then to liquidate and distribute substantially all of the Fund’s net assets to stockholders on or about December 2, 2024. As a secondary investment objective, the Fund will seek capital appreciation. There can be no assurance the Fund will achieve its investment objectives.

Investment Strategies. The Fund seeks to achieve its investment objectives by investing, under normal market conditions, at least 80% of its net assets in investment grade corporate fixed income securities of varying maturities. “Corporate fixed income securities” include corporate bonds, debentures, notes and other similar types of corporate debt instruments, as well as preferred shares, senior secured floating rate and fixed rate loans or debt (“Senior Loans”), second lien or other subordinated or unsecured floating rate and fixed rate loans or debt (“Second Lien Loans”), loan participations, payment-in-kind securities, zero-coupon bonds, bank certificates of deposit, fixed time deposits and bankers’ acceptances. “Investment grade” quality securities are those that, at the time of investment, are either rated by one of the nationally recognized statistical rating organizations (“NRSROs”) within the four highest letter grades (including BBB- or higher by Standard & Poor’s Corporation Ratings Group, a division of The McGraw-Hill Companies, Inc. (“S&P”) and Fitch Ratings, Inc. (“Fitch”) or Baa3 or higher by Moody’s Investors Service, Inc. (“Moody’s”)), or if unrated are determined by Western Asset Management Company (“Western Asset”) to be of comparable quality. In the event that a security is rated by multiple NRSROs and receives different ratings, the Fund will treat the security as being rated in the highest rating category received from an NRSRO.

The Fund may invest up to 20% of its net assets in (i) corporate fixed income securities of below investment grade quality (commonly referred to as “high-yield” securities or “junk bonds”) at the time of investment and (ii) other securities, including obligations of the U.S. Government, its agencies or instrumentalities, common stocks, warrants and depositary receipts. Corporate fixed income securities of below investment grade quality are regarded as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

--------- (Inside cover)

The Fund may invest in derivative instruments, such as options contracts, futures contracts, options on futures contracts, indexed securities, credit default swaps and other swap agreements; provided that the Fund’s exposure to derivative instruments, as measured by the total notional amount of all such instruments, will not exceed 20% of its net assets. With respect to this limitation, the Fund may net derivatives with opposite exposure to the same underlying instrument.  For the purposes of the Fund’s policy to invest at least 80% of its net assets in investment grade corporate fixed income securities, the Fund may consider derivatives to be investment grade quality if Western Asset determines that such derivatives are of comparable quality to an investment grade security.

As a fundamental policy, the Fund will not leverage its capital structure by issuing senior securities such as preferred shares or debt instruments. However, the Fund may borrow for temporary or emergency purposes as permitted by the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund may take on leveraging risk by, among other things, purchasing securities on a when-issued or delayed delivery basis, entering into credit default swaps or futures contracts, engaging in short sales or writing options on portfolio securities. To the extent the Fund covers its commitment under such a portfolio management technique, such instrument will not be considered a senior security for the purposes of the 1940 Act. See “Fund’s Investments—Additional Investment Activities—Use of Leverage” and “Risks—Leverage Risk.”

For more information on the Fund’s investment strategies, see “The Fund’s Investments” and “Risks.”

From:	Griffith, Robert
Sent:	Monday, June 22, 2009 10:44 AM
To:	‘minored@sec.gov’
Cc:	Shapiro, Adam
Subject:	RE: Western Asset Investment Grade Defined Opportunity: SEC Response Letter

Dominic:

We will be sending you a draft of our response letter in about 20 or 30 minutes.  Will you be available to speak with us quickly at 11:30 am to run through our responses?  If there is another time that is more convenient, please let me know.

Many thanks,

Rob

From:	Griffith, Robert
Sent:	Wednesday, May 27, 2009 12:07 PM
To:	‘minored@sec.gov’
Cc:	Cogan, Sarah E; Shapiro, Adam; ‘Renahan, William’
Subject:	RE: Western Asset Investment Grade Defined Opportunity: SEC Response Letter

Dominic:

Per your request, I have attached a PDF of the Edgarized SAI that was filed yesterday as correspondence.

We sincerely appreciate you assistance, and we look forward to speaking with you.

Best regards,

<< File: IGI - Statement of Additional Information.pdf >>

Robert Griffith
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Tel: (212) 455-3551
Fax: (212) 455-2502
rgriffith@stblaw.com

Celebrating  125 YEARS  1884 – 2009

Confidentiality Note:  The information contained in this email message and any attachments is legally privileged and confidential information intended only for the use of the individual or entity to whom it is addressed.  If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution or copy of this message or its attachments is strictly prohibited.  If you have received this email in error, please immediately notify us by telephone, fax, or email and delete the message.  Thank you.

Please consider the environment before printing this email.

From:	Griffith, Robert
Sent:	Monday, June 22, 2009 8:52 PM
To:	‘minored@sec.gov’
Cc:	‘Renahan, William’; Cogan, Sarah E; Shapiro, Adam; Griffith, Robert
Subject:	Western Asset Investment Grade Defined Opportunity Trust

Dominic:

On behalf of Western Asset Investment Grade Defined Opportunity Trust Inc. (the “Fund”), we submit for your review a draft of the transmittal letter (“Draft Letter”) relating to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-158780 and 811-22294) of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on April 24, 2009, amended by Pre-Effective Amendment No. 1 on May 29, 2009 pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).

The Draft Letter contains the Fund’s proposed responses to the oral comments of the Staff of the Commission to the Fund on June 19, 2009, relating to the Registration Statement.  We would like to arrange a time to speak with you regarding these proposed responses at your earliest convenience.

Best regards,

Robert Griffith

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-3551

Fax: (212) 455-2502

rgriffith@stblaw.com

Celebrating  125 YEARS  1884 – 2009

Confidentiality Note:  The information contained in this email message and any attachments is legally privileged and confidential information intended only for the use of the individual or entity to whom it is addressed.  If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution or copy of this message or its attachments is strictly prohibited.  If you have received this email in error, please immediately notify us by telephone, fax, or email and delete the message.  Thank you.

Please consider the environment before printing this email.